Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 D 312.845.3484 F 312.451.2366 warren@chapman.com

June 21, 2024

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Ethereum Fund

File No. 333-278249

Dear Mss. Paik and Berkheimer:

This letter responds to your comments regarding Amendment No. 2 to the registration statement filed on Form S-1 for the Fidelity Ethereum Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on May 31, 2024 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 – GENERAL

To the extent that the Trust intends to use a fact sheet, please provide the Staff with a copy for review.

RESPONSE TO COMMENT 1

The Trust confirms that it does not currently intend to use a fact sheet.

COMMENT 2 – COVER PAGE

Please revise the cover page to state that the Trust will not participate in the proof-of-stake validation mechanism of the Ethereum network (i.e., the Trust will not “stake” its ether) to earn additional ether to seek other means of generating income from its ether holdings.

RESPONSE TO COMMENT 2

The Registration Statement has been updated in accordance with the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

June 21, 2024

COMMENT 3 – PROSPECTUS SUMMARY

Please revise the Prospectus Summary to disclose, if true, that:

•	The Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets, nor will the Trust’s assets serve as collateral for any loan or similar arrangement; and

•	The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

RESPONSE TO COMMENT 3

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 4 – PROSPECTUS SUMMARY

Please revise the Prospectus Summary to disclose, if true, that:

•	Disclose that the Trust may only conduct cash creations and redemptions and that it would need regulatory approval to commence in-kind creations and redemptions;

•	Clarify that the timing of in-kind regulatory approval is unknown and that there is no guarantee that the Exchange will receive in-kind regulatory approval; and

•	Disclose how the Trust will inform shareholders if the Exchange receives in-kind regulatory approval and if the Sponsor chooses to allow in-kind creations and redemptions.

RESPONSE TO COMMENT 4

The following disclosure has been added under the caption “Prospectus Summary – Plan of Distribution” in accordance with the Staff’s comment:

As of the date of this Prospectus, the Trust only creates and redeems Shares in exchange for cash. If the Trust were to create or redeem shares in exchange for ether, the Trust would first need to seek certain regulatory approvals, including an amendment to the Exchange’s listing rules and an amendment to the Trust’s registration statement of which this Prospectus forms a part. There

United States Securities and Exchange Commission

Division of Corporation Finance

June 21, 2024

can be no guarantee that the Trust will be successful in obtaining such regulatory approvals, and the timing of any such approvals is unknown. If the Trust is successful in obtaining the necessary regulatory approvals to allow for creations and redemptions in-kind, the Trust will notify Shareholders in a Prospectus supplement and/or a current report on Form 8-K or in its annual or quarterly reports.

COMMENT 5 – PROSPECTUS SUMMARY

The Staff notes the Trust’s references on pages 3 and 46 that “Shareholders may not receive the benefits of any forks or airdrops” and, on page 69, “Risk factors. – The inability to recognize the economic benefits of a “fork” or an “air drop” could adversely impact an investment in the Trust.” As the Staff is unable to locate those references, please revise to correct. In addition, please include Prospectus Summary disclosure to clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency and in the event the Trust seeks to change this position, an application would need to be filed with the SEC by the listing exchange seeking approval to amend its listing rules.

RESPONSE TO COMMENT 5

The references on pages 3 and 46 noted in the Staff’s comment have been corrected to refer to the newly added risk factors “The inability to recognize the economic benefit of a “fork” or an “air drop” could adversely impact an investment in the Trust.” In addition, the following disclosure has been added to under the caption “Prospectus Summary – Summary of Risk Factors – Risks Associated with Investing in the Trust”:

Shareholders of the Trust should not expect to receive the economic benefit of any “fork” of the Ethereum network or asset “air dropped” to holders of ether. Before the Trust claims any digital asset resulting from a fork in the Ethereum network (other than what the Sponsor determines to be ether) or any air drop, the Trust would need to seek and obtain certain regulatory approvals, including an amendment to the Trust’s registration statement of which this Prospectus is a part and approval of an application by the Exchange to amend its listing rules. If such approvals are not obtained, the Sponsor will cause the Trust to irrevocably abandon such digital asset.

United States Securities and Exchange Commission

Division of Corporation Finance

June 21, 2024

COMMENT 6 – THE TRUST’S SERVICE PROVIDERS, THE CUSTODIAN

The Staff notes the Trust’s references to the Custodian Agreement here and in other contexts where there is discussion around the Trust’s ether custodian. The Custodian Agreement appears to be an agreement with the Cash Custodian. Please revise the disclosure to refer to the Custodial Services Agreement and update the discussion regarding the Cash Custodian accordingly.

RESPONSE TO COMMENT 6

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 7 – ETHER, ETHER MARKETS AND REGULATION OF ETHER

Please revise to add a discussion of the spot ether markets and ether futures markets.

RESPONSE TO COMMENT 7

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 8 – SUMMARY OF AN ETHER TRANSACTION

The Staff notes the Trust’s disclosure that a “validator must stake 32 ether to become a validator” and that “each 32 ether that is staked results in issuance of a validatory key pair.” Please expand the disclosure to clarify that staking more ether can increase the numerical chances that a given validator will be randomly selected.

RESPONSE TO COMMENT 8

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 9 – MODIFICATIONS TO THE ETHEREUM PROTOCOL

Please expand the disclosure in this section to describe the planned fork called “Dencun” that the Ethereum network underwent on March 13, 2024.

United States Securities and Exchange Commission

Division of Corporation Finance

June 21, 2024

RESPONSE TO COMMENT 9

The following disclosure has been added in the referenced section in accordance with the Staff’s comment:

On March 13, 2024, the Ethereum network underwent a planned fork called “Dencun” implementing a series of EIPs. EIP 4844, which some commentators perceive to be the most significant EIP within the Dencun series, is intended to improve the economics of Layer 2s by introducing a temporary storage solution, called Binary Large Objects (“blobs”), which is expected to reduce the cost of recording batched transactions on the Ethereum Network. Operators of Layer 2 blockchains now have a choice of using two types of data storage: as temporary blob space stored for 4096 epochs (approximately 18 days) or as permanent smart contract call data. Because the data is pruned from the Ethereum Network new service providers are likely to emerge which store the historical blob data beyond the pruning period. As expected, and immediately following the upgrade, some Layer 2s reported reduced gas fees when batching transactions to the Ethereum network which in turn lowered the transaction costs on the Layer 2. As with any change to software code, planned forks such as Dencun could introduce bugs, coding defects, unanticipated or undiscovered problems, flaws, security risks, problematic incentive structures, or otherwise fail to work as intended or achieve the expected benefits that proponents hope for in the short term or the long term, which could also have an adverse effect on adoption of the Ethereum network and the value of ether, and therefore the Shares.

COMMENT 10 – RISK FACTORS

Please add a separately-captioned risk factor addressing the face that the Trust will not stake the ether it holds, so an investment in the Trust’s shares will not realize the economic benefits of staking.

RESPONSE TO COMMENT 10

The Registration Statement has been updated to include the following risk factor in accordance with the Staff’s comment:

The Trust will not directly or indirectly participate in any staking program, and accordingly the Shareholders will not receive any staking rewards or other income.

Neither the Trust, nor the Sponsor, nor the Custodian, nor any other person associated with the Trust will, directly or indirectly, engage in any action where any portion of the Trust’s ether is staked. The Trust’s inability to participate in staking will cause the Trust to not participate in any opportunity to receive additional ether, rewards or other income.

United States Securities and Exchange Commission

Division of Corporation Finance

June 21, 2024

COMMENT 11 – IF A MALICIOUS ACTOR OR BOTNET OBTAINS CONTROL OF MORE THAN 50% OF THE VALIDATING STAKE

The Staff notes the disclosure that “it is believed that certain groups of coordinating or connected ether holders may together have more than 50% of outstanding ether, which if staked and if the users run validators, would permit them to exert authority over the validation of ether transactions.” Please add a separate risk factor to discuss the risks of centralization that liquid staking applications, such as Lido, may pose, including that Lido has reportedly controlled around or in excess of 33% of the total staked ether on the Ethereum network.

RESPONSE TO COMMENT 11

The Registration Statement has been updated to include the following risk factor in accordance with the Staff’s comment:

Centralization concerns around a single person or entity controlling a large percentage of the validating stake.

Validators must deposit 32 ether to activate a unique validator key pair that is used to sign block proposals and attestations on behalf of its stake (i.e., vote on its view of the chain). For every 32 ether deposit that is staked, a unique validator key pair is generated. An application built on the Ethereum network, or a single node operator, can manage many validator key pairs. For example, Lido, an application that provides a so-called “liquid staking” solution which permits holders of ether to deposit them with Lido, which stakes the ether while issuing the holder a transferrable token, is reported by some sources to have or have had up to 275,000 validator key pairs (each representing 32 staked ether) divided across over 30 node operators. At times, Lido has reportedly controlled around, or in excess of, 33% of the total staked ether on the Ethereum network. While it is widely believed that Lido has little incentive to attempt to interfere with transaction finality or block confirmations using its reported 33% stake, since doing so would likely cause its entire stake to be slashed and thus lost (assuming good actors unaffiliated with Lido controlled the remainder), and also because Lido is believed to not control most of the third party node operators where its ether is staked, and finally since the occurrence of such

United States Securities and Exchange Commission

Division of Corporation Finance

June 21, 2024

manipulation of the Ethereum network’s consensus process by Lido or any other actor would likely cause ether to lose substantial value (which would hurt Lido economically), it nevertheless poses centralization concerns. If Lido, or a bad actor with a similar sized stake, were to attempt to interfere with transaction finality or block confirmations, it could negatively affect the use and adoption of the Ethereum network, the value of ether, and thus the value of the Shares.

COMMENT 12 – VALIDATORS MAY SUFFER LOSSES DUE TO STAKING, WHICH COULD MAKE THE ETHEREUM NETWORK LESS ATTRACTIVE

Please expand this risk factor to also address the risks associated with staking becoming less attractive to validators, including through the types of sanctions the Ethereum network may impose for validator misbehavior or inactivity.

RESPONSE TO COMMENT 12

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 13– A TEMPORARY OR PERMANENT “FORK” COULD ADVERSELY AFFECT THE VALUE OF THE SHARES

In the disclosure providing examples of the impact that hard forks have had on crypto assets, please include quantitative information regarding the price of the impacted crypto asset immediately before and after the fork.

RESPONSE TO COMMENT 13

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 14 – SHAREHOLDERS MAY BE ADVERSELY AFFECTED BY CREATION OR REDEMPTION ORDERS

Please expand this risk factor to describe what is deemed as an “emergency” such that the fulfillment of a creation or redemption is not reasonably practicable, and disclose the factors the Sponsor will consider to determine whether the suspension of creations and redemptions or the postponement of settlement dates are necessary for the protection of the Trust’s Shareholders.

United States Securities and Exchange Commission

Division of Corporation Finance

June 21, 2024

RESPONSE TO COMMENT 14

The following disclosure has been added in the referenced section in accordance with the Staff’s comment:

When determining whether such an emergency exists, the Sponsor may consider, among other things, the overall impact such emergency has had on price, volume, volatility and liquidity in ether markets, the Sponsor’s view on the how long such emergency will persist, and the Sponsor’s view on whether such emergency is likely to ease or worsen. An emergency could include situations where the Trust is unable to transact in ether or where the Trust is unable to value its ether holdings, such as a circumstance where a digital asset trading platform experiences technical failure, power outage, network error or other circumstance resulting in a market-wide halt to trading, or the Trust is unable to access the ether in the Trust’s ether custody account at the Custodian due to technical or operating issues at the Trust or the Custodian. Such disruptions may have an effect on overall ether liquidity or cause price spreads of ether to widen, which may have a detrimental effect on the value of the Shares.

COMMENT 15 – ADDITIONAL INFORMATION ABOUT THE TRUST, TERMINATION OF THE TRUST

Please clarify whether shareholders will be entitled to cash or ether upon the termination of the Trust. In addition, if shareholders will be entitled to cash, please explain how the Trust’s ether will be sold in connection with the termination of the Trust.

RESPONSE TO COMMENT 15

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 16 – THE TRUST’S SERVICE PROVIDERS

Please disclose whether the Sponsor contemplates utilizing a liquidity provider, such as a prime broker. If so, please disclose whether a portion of the Trust’s ether may be held with the liquidity provider and, if so, what portion.

United States Securities and Exchange Commission

Division of Corporation Finance

June 21, 2024

RESPONSE TO COMMENT 16

The Trust will not use a prime broker or other liquidity provider performing a similar function. The Registration Statement has been updated in accordance with the Staff’s comment to reflect this under the newly added section under the caption “The Trust’s Service Providers – Ether Trading Counterparties” and in the Prospectus Summary as follows:

The Trust buys and sells ether through ether trading counterparties selected by the Sponsor (not any Authorized Participant). The Trust does not currently intend to engage a prime broker or other liquidity provider providing similar services. As of the date of this Prospectus, the Sponsor believes it has entered into arrangements with a sufficient number of ether trading counterparties to enable it to effectively execute the Trust’s investment strategy. Neither the Sponsor nor the Trust is under any obligation to direct the Trust’s ether trade orders to any particular ether trading counterparty. The Sponsor will not place orders with any affiliated ether trading counterparty. Each of these ether trading counterparties are, and any other trading counterparty the Trust places orders with in the future will be, subject to U.S. federal and/or state licensing requirements or similar laws in non-U.S. jurisdictions and maintain practices and policies designed to comply with AML and KYC regulations or similar laws in non-U.S. jurisdictions.

COMMENT 17 – THE TRUST’S SERVICE PROVIDERS

The Staff notes references throughout to the Ether Trading Counterparties. Please revise here, under an appropriately captioned heading, and in the Summary disclosure to:

•

Identify any Ether Trading Counterparties with whom the Sponsor has entered into an agreement. Clarify whether and to what extent any of the Ether Trading Counterparties are affiliated with or have any material relationships with any of the Authorized Participants. Alternatively, clarify, if true, that the Trust is not able to identify any particular Ether Trading Counterparties at this time.

•

Disclose, if known, the material terms of any agreement that the Trust has entered into, or will enter into with an Ether Trading Counterparty, including whether and to what extent there will be any contractual obligations on the part of the Ether Trading Counterparty to participate in cash orders for creations or redemptions.

United States Securities and Exchange Commission

Division of Corporation Finance

June 21, 2024

RESPONSE TO COMMENT 17

•

The Sponsor acknowledges the Staff’s comment to identify the Trust’s ether trading counterparties. The Sponsor notes that the entering into of an agreement or arrangement with an ether trading counterparty in no way guarantees that any of the Trust’s ether trading orders will be routed through such party – rather, the Sponsor will determine its execution strategy on a case-by-case basis with due regard to the protection of the Trust and its Shareholders. The identification of a particular trading party may give an investor the false impression that the Trust is obligated to route orders through that party or that such arrangements or engagement are not subject to change. In addition, the Sponsor’s ability to identify and engage ether trading counterparties on terms beneficial to the Trust is part of the expertise the Sponsor offers as part of its services to the Trust. Requiring the Trust to identify these arrangements places the Sponsor, and therefore Trust, at a competitive disadvantage. The Sponsor recognizes that the ability to engage and retain ether trading counterparties on terms favorable to the Trust is essential for the execution of the Trust’s investment strategy, however the Sponsor disagrees that identifying such parties by name is material to a potential investor’s understanding of the Shares. In an effort to address the Staff’s concern, we have updated the Registration Statement with the new section identified above in “Response to Comment 16,” in particular: “As of the date of this Prospectus, the Sponsor believes it has entered into arrangements with a sufficient number of ether trading counterparties to enable it to effectively execute the Trust’s investment strategy.”

•

Furthermore, the Registration Statement already includes several representations about the Trust’s ether trading counterparties that will enable investors to make an informed judgment about the Trust’s ether trading counterparties, including:

•

“When the Trust and the Sponsor, acting on behalf of the Trust, buy, sell or deliver, as applicable, ether, they transact directly with financial institution counterparties that are subject to U.S. federal and/or state licensing requirements or similar laws in non-U.S. jurisdictions and maintain practices and policies designed to comply with AML and KYC regulations or similar laws in non-U.S. jurisdictions.”

•

“The Sponsor expects that its ether trading counterparties will be able to provide pricing based on the Index price at 4:00 p.m. EST, which would minimize or eliminate any such shortfall. However, there can be no guarantee that the price at which the Trust executes ether trades will be the Index price at 4:00 p.m. EST, and Authorized Participants bear the risk of any such differences in price.”

United States Securities and Exchange Commission

Division of Corporation Finance

June 21, 2024

•

“When the Trust uses cash proceeds from creation transactions to purchase ether, the Trust will receive ether from a third party that is not an Authorized Participant. The Trust—not any Authorized Participant—is responsible for selecting the third party to deliver the ether. Furthermore, the third party will not be acting as an agent of any Authorized Participant with respect to the delivery of the ether to the Trust or acting at the direction of any Authorized Participant with respect to the delivery of the ether to the Trust. The Trust will redeem Shares by delivering ether to a third party that is not an Authorized Participant. The Trust—not any Authorized Participant—is responsible for selecting the third party to receive the ether. In addition, the third party will not be acting as an agent of any Authorized Participant with respect to the receipt of the ether from the Trust or acting at the direction of any Authorized Participant with respect to the receipt of the ether from the Trust. The third party will be unaffiliated with the Trust and the Sponsor.”

Accordingly, the Trust respectfully requests not to name the Trust’s ether trading counterparties in the Registration Statement.

•	The Trust again directs the Staff’s attention to the new disclosure under the caption “The Trust’s Service Providers – Ether Trading Counterparties,” which is responsive to the Staff’s comment.

COMMENT 18 – PLAN OF DISTRIBUTION, AUTHORIZED PARTICIPANTS

Please revise to identify all of the Authorized Participants with which the Trust has an agreement at the time of effectiveness of the registration statement.

RESPONSE TO COMMENT 18

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 19 – MATERIAL CONTRACTS, CUSTODIAL SERVICES AGREEMENT, INSPECTION AND AUDIT RIGHTS

Please provide a brief definition of “SOC 1, Type II audit” and “SOC 2, Type II audit.”

RESPONSE TO COMMENT 19

The Registration Statement has been updated in accordance with the Staff’s comment.

* * * * * * * *

United States Securities and Exchange Commission

Division of Corporation Finance

June 21, 2024

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren